VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

WENDCHARLES I, LLC
FINANCIAL STATEMENTS- INCOME TAX BASIS
DECEMBER 26, 2021 AND DECEMBER 27, 2020

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
ADMIN@VRONAVANSCHUYLERCPA.COM
WWW.VRONAVANSCHUYLERCPA.COM
TEL: 516-670-9479 FAX: 516-670-9477

EDWARD VRONA, CPA
PHILIP VAN SCHUYLER, CPA
MARK S. BEROTTI, CPA
ALLEN I. GUSKIN, CPA

240 LONG BEACH ROAD
ISLAND PARK, NY 11558-1541

232 MADISON AVE, 3RD FL
NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Wendcharles I, LLC
27 Central Ave.
Cortland, NY 13045

We have reviewed the accompanying financial statements of Wendcharles I, LLC which comprise the statements of assets, liabilities and members' equity—income tax basis as of December 26, 2021 and December 27, 2020, and the related statements of revenues and expenses—income tax basis, changes in members' equity—income tax basis and cash flows—income tax basis for the 53 or 52 weeks then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

January 26, 2022

Basis of Accounting

We draw attention to Note 1B of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Vrona & Van Schuyler CPAs, PLLC

Certified Public Accountants

January 26, 2022

Wendcharles I, LLC
Statements of Assets, Liabilities and Members' Equity - Income Tax Basis
December 26, 2021 and December 27, 2020

ASSETS

	2021	2020
Current Assets:		
Cash - (Note 2)	$ 623,548	$ 722,728
Inventories - (Note 2)	27,322	52,096
Prepaid expenses and other current assets	47,329	14,066
Total Current Assets	698,198	788,890
Property and Equipment, net of accumulated depreciation (Notes 2 and 3)	136,685	459,892
Others Assets:		
Goodwill - (Note 2)	159,220	320,482
Technical Assistance Fee (Note 2)	11,806	16,235
Deposits	5,590	11,190
Total Other Assets	176,616	347,907
TOTAL ASSETS	$ 1,011,499	$ 1,596,689

LIABILITIES AND MEMBERS' EQUITY

	2021	2020
Current Liabilities		
Current maturities of long-term debt - (Note 4)	$ -	$ -
Accounts Payable, accrued expenses, and taxes payable - (Note 2)	623,197	684,544
Total Current Liabilities	623,197	684,544
Long-term liabilities:		
Deferred rent credit	-	5,169
Long-term debt, less current maturities - (Note 4)	-	1,450,000
Total Long-term liabilities	-	1,455,169
Total Liabilities	623,197	2,139,713
Commitments & Contingencies - (Notes 4, 5, 6 and 8)	-	-
Members' Equity - (Notes 2, 6 and 7)	388,302	(543,024)
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 1,011,499	$ 1,596,689

See independent accountants' review report and notes to the financial statements.

Wendcharles I, LLC
Statements of Revenue and Expenses - Income Tax Basis
For the Years Ended December 26, 2021 and December 27, 2020

	2021	2020
Sales - net - (Note 2)	$ 7,943,016	$ 6,952,179
Cost of Sales - net	2,185,655	1,933,055
Gross Profit	5,757,361	5,019,124
Labor Expenses	2,568,517	2,390,907
Store Operating and Occupancy Expenses	1,187,752	1,165,760
General and Administrative Expenses	480,338	613,300
Advertising Expenses - (Notes 2 and 5)	359,901	309,148
Royalty Expense - (Note 5)	317,721	278,087
Depreciation & Amortization - (Note 2)	192,762	805,562
Interest Expense - (Note 4)	75,722	32,213
Total Operating Expenses	5,182,714	5,594,977
Operating Income	574,647	(575,853)
Gain / (Loss) on sale (disposal) of Assets	1,520,577	656,551
Interest & Other Income - (Note 10)	24,102	1,105,514
Excess (deficiency) of Revenues over expenses - (Note 2)	$ 2,119,326	$ 1,186,212

Wendcharles I, LLC
Statement of Changes in Members' Equity - Income Tax Basis
For the Years Ended December 26, 2021 and December 27, 2020

Members' Equity (deficit) December 29, 2019	$ 890,764
Excess of Revenues over expenses for the year ended December 27, 2020	1,186,212
Issuance of Membership Interest	501,000
Distributions paid to Members	(3,121,000)
Members' Equity (deficit) December 27, 2020	(543,024)
Excess of Revenues over expenses for the year ended December 26, 2021	2,119,326
Distributions paid to Members	(1,188,000)
Members' Equity (deficit) December 26, 2021	$ 388,302

Wendcharles I, LLC
Statements of Cash Flows - Income Tax Basis
For the Years Ended December 26, 2021 and December 27, 2020

	2021	2020
Cash Flows for Operating Activities:		
Excess (deficiency) of revenues over expenses	$ 2,119,326	$ 1,186,212
Adjustments to reconcile net Cash Provided by Operating Activities		
Depreciation / Amortization	192,762	805,562
(Gain) / Loss on (sale) / disposal of assets	(1,520,577)	(656,551)
Increase (decrease) in cash attributed to changes in Assets & Liabilities		
Decrease (Increase)in inventories	24,774	3,600
Decrease (Increase) in prepaid expenses & other current assets	(33,263)	35,934
Decrease (Increase) in deposits	5,600	-
Increase (decrease) in accounts payable & accrued expenses and taxes	(66,516)	84,126
Total Adjustments	(1,397,219)	272,671
Net Cash Provided by Operating Activities	722,107	1,458,883
Cash Flows from Investing Activities:		
Proceeds of Sale of Restaurants	2,000,000	1,047,784
Closing costs on Sale of Restaurants	(28,006)	(10,863)
Capital Expenditures, tangible & intangible	(155,281)	(687,633)
Net Cash Provided by (used by) Investing Activities	1,816,713	349,288
Cash Flows from Financing Activities:		
Repayments of Note payable	(1,450,000)	(340,662)
Proceeds from Long Term Debt	-	1,450,000
Issuance of Membership interest	-	501,000
Members' distributions	(1,188,000)	(3,120,999)
Net Cash Provided by (used by) Financing Activities	(2,638,000)	(1,510,661)
Net Increase (Decrease) in Cash	(99,180)	297,510
Cash, beginning of Year	722,728	425,218
Cash, End of Year	$ 623,548	$ 722,728
Supplemental Information:		
Interest Paid During the Year	$ 81,763	$ 339,616

See independent accountants' review report and notes to the financial statements.

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 1 - Nature of Operations

The Company:

Wendcharles I, LLC was formed on June 24, 2008 pursuant to the South Carolina Code of Laws to acquire, own and operate eleven existing Wendy's Old Fashioned Hamburger Restaurants in the Charleston, South Carolina metropolitan area. As part of the same overall transaction, another South Carolina limited liability company, Wendcharles II, LLC, affiliated with the Company by certain common management and ownership interests, acquired six other existing Wendy's Old Fashioned Hamburger Restaurants in and proximate to North Charleston. The restaurants were all acquired from one unrelated seller for an aggregate purchase price of $5,760,000. The Company's recorded goodwill in the amount of approximately $4,060.000. The purchase price was financed principally by a $3,500,000 loan from Bank of America, with the balance provided by capital contributions of the members. The acquisition closed and restaurant operations commenced on September 16, 2008.

The leases for the eleven leasehold estates, all in South Carolina, were assigned to the Company from different lessors. Four locations each are in Charleston and North Charleston and three are in Mt. Pleasant as follows: Charleston: 1721 Sam Rittenberg Blvd; 194 Cannon Street; 343 Folly Road; and 5275 International Blvd; North Charleston: 4113 Rivers Avenue; 5115 Dorchester Rd; 9145 University Blvd; and 4892 Ashley Phosphate Road; Mt Pleasant: 361 Highway 17 By-Pass; 935 Chuck Dawley Boulevard; and 596 Long Point Road. (See Note 5)

On December 26, 2011 the Company sold its Sam Rittenberg Boulevard location to Wendcharles II, LLC, a related party.

In 2013 the Company closed its 5115 Dorchester Road store and sold its 4892 Ashley Phosphate Road store to Wendcharles II, LLC.

In 2014 the Company closed its 194 Cannon Street location.

In 2019 the Company sold its 4113 Rivers Avenue and its 9145 University Boulevard stores.

In 2020 the Company sold its 5275 International Boulevard store. (See Note 3)

In 2021 the Company sold two of its Mt. Pleasant stores. (See Note 3)

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 6).

The Company currently operates two restaurants, all of which are leased. (See Note 5)

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 2 - Summary of Significant Accounting Policies

Income Tax Basis of Accounting:

The accompanying financial statements have been prepared on the same basis of accounting used for the Company's federal income tax return, another comprehensive basis of accounting, differing in certain respects from generally accepted accounting principles (GAAP). Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

The federal income tax basis differs from GAAP primarily from depreciation of property and equipment is computed on recovery periods used for federal income tax purposes, including accelerated methods that provide bonus depreciation and special expensing elections, rather than the estimated useful lives of individual assets.

Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

Inventories:

Inventories represent food and supplies and are stated at cost.

Revenue recognition:

The Company recognizes revenue upon delivery of food to the customer.

Property, Equipment & Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over useful lives as follows:

Land Improvements	15	Years
Leasehold Improvements	15 to 39	Years
Restaurant & Office Equipment	5	Years
Automobile	5	Years

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 2 - Summary of Significant Accounting Policies - (Continued)

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government's enactment of the Tax Cuts and Jobs Act of 2018, and the Coronavirus Aid, Relief, and Economic Security Act of 2020.

Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

	2021	2020
Goodwill	$ 477,648	$ 835,884
Less: Accumulated Amortization	(318,428)	(515,402)
Goodwill, Net	$ 159,220	$ 320,482

Amortization expense was $40,301 for 2021 and $41,794 for 2020.

Estimated future amortization expense as of December 31, 2021 for the next five years and in aggregate are as follows:

2022	$	23,882
2023		23,882
2024		23,882
2025		23,882
2026		23,882
After		39,810
	$	159,220

Technical Assistance Fees:

The technical assistance fees paid to Wendy's International are capitalized and amortized on a straight-line basis over fifteen years.

Other assets consist of the following:

	2021	2020
Technical assistance fees	$ 12,500	$ 20,000
Less: Accumulated amortization	(694)	(3,765)
Intangible Assets, Net	$ 11,806	$ 16,235

Amortization expense was $1,763 for 2021 and $1,167 for 2020.

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 2 - Summary of Significant Accounting Policies - (Continued)

Income Taxes:

The Company was organized as a limited liability company under the laws of South Carolina and is not subject to any federal income tax. Instead, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any actual cash distribution has been or will be made to such member.

The Company's tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss is allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2018.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

Fiscal Year:

The Company's annual accounting period is a fiscal year ending on the last Sunday of December.

Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising:

The Company expenses all advertising costs when incurred.

Sales Tax:

The Company collects sales tax and remits to the state of South Carolina. The liability is reflected in taxes payable on the balance sheet.

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 3 - Property and Equipment

Property and equipment consist of the following:

	2021	2020
Land Improvements	$ 108,239	$ 247,584
Leasehold Improvements	838,529	1,837,978
Restaurant & Office Equipment	854,332	1,490,086
Total	1,801,100	3,575,648
Less: Accumulated Depreciation	1,664,415	3,115,757
Property & Equipment, Net	$ 136,685	$ 459,892

In 2020 the Company sold its 5275 International Boulevard store for $1,047,784. After closing costs of $10,863, the Company realized a gain of $656,551.

In 2021 the Company sold its Hwy 17 and Chuck Dawley Blvd stores for $2,000,000. After closing costs of $28,006 the Company realized a gain of $1,520,577.

Note 4 - Long Term Debt

On December 31, 2017 the Company borrowed $400,000 from Wendcapital V LLC, a related party. Repayment terms were $4,441 per month for 120 months at an interest rate of 6%. Additional interest may be charged if certain performance based sales are realized. This loan was repaid in 2020. (See Note 7).

In July, 2020 the Company borrowed $1,450,000 from four investors. Repayment terms were interest at 5% per annum for eighteen months then principal payments of $14,215 per month plus interest of 5% per annum for eight and one half years (See Note 7). This loan was repaid in 2021.

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 5 - Commitments and Contingencies

Franchise Agreement Commitments:

The Company is the franchisee for the four Wendy's restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy's International a monthly royalty fee equal to 4% of the gross monthly sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy's National Advertising Program 3.5% of the gross sales less certain credits and spend not less than .5% of the gross sales of each restaurant for local and regional advertising.

Minimum Operating Lease Commitments:

The lease for the restaurant located at 343 Folly Road in Charleston has a primary term that expires on December 31, 2040. The annual rent is $136,000 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $1,700,000.

The lease for the restaurant located at 361 Hwy 17 Bypass in Mt. Pleasant has a primary term that expires on December 31, 2040. The annual rent was $146,520 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $1,831,500. The restaurant was sold in 2021.

The lease for the restaurant located at 935 Chuck Dawley Blvd in Mt. Pleasant had a primary term that expired on September 9, 1996. The current term expires on September 9, 2026. The annual rent was $123,633 for the remainder of the current term. At that time and on each September 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 3%. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent. The restaurant was sold in 2021.

The lease for the restaurant located at 596 Long Point Road in Mt. Pleasant has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $107,245 through March 31, 2022. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The lease for the restaurant located at 5275 International Blvd in North Charleston had a primary term that expired on April 30, 2027 and includes four five-year renewal options. The current annual rent for the lease was $135,608 through June 30, 2023. This restaurant was sold in 2020.

The Company is required to pay all realty taxes, insurance, routine maintenance and common charges for the above leases.

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 5 - Commitments and Contingencies - (Continued)

Minimum Operating Lease Commitments: (Continued)

Rent expense was $531,815 in 2021 and $505,179 in 2020 including percentage rent of $43,353 in 2021 and $156,689 in 2020.

Future annual minimum rentals are as follows:

2022	$	243,245
2023		244,317
2024		245,401
2025		163,418
2026		136,000
Thereafter		2,040,000
	$	3,072,381

Financial and Operational Advisory Services Agreement:

The Company entered into a financial and operational advisory services agreement with its two managing members. The agreement provides for these individuals to consult and advise the Company on applicable financial and/or operational matters and if required by the Company's debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term was for three years and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. (See Note 7)

Note 6 - Capitalization and Operating Agreement

Capitalization

The Company's initial capitalization consisted of 800 units, of which 42 and 32 were sold to two managing members at $100 per unit, or $7,400 in the aggregate, and 80 units were sold to the third managing member at $125 per unit, or $10,000 in the aggregate. Of the remaining 646 unites, 67 were sold at $100 per unit, or $6,700 in the aggregate, and 579 units were sold at per unit contributions of $4,700 totaling $2,721,300. All contributions totaled $2,745,400. (See Note 6)

In 2014 the Company issued 700 new units for an aggregate capital contribution of $1,400,000.

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 6 - Capitalization and Operating Agreement - (Continued)

Capitalization - (Continued)

All purchasers of membership interests are parties to the Company's operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members' consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other that in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manger, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using the income tax method/accrual basis of accounting.

Operating Agreement

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 6 - Capitalization and Operating Agreement - (Continued)

Operating Agreement - (Continued)

In any event, all offered interest of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Note 7- Related Party Transactions

Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $0 in 2021 and $156,800 in 2020. pursuant to a financial and operational advisory services agreement. (See Note 5)

Redemption of Membership Interest:

In October 2009 the Company redeemed one member's .125% membership interest for $2,000.

In April 2015 the Company redeemed the former president's share for $105,000 which represented a 5.93% interest in the Company.

In April 2015 the Company redeemed one members .145% membership interest for $4,000.

In May 2015 the Company issued 5.53% membership interest for $5,000 to its new manager.

In October 2019 the Company redeemed 50 members 56.61 % membership interest for $2,544,000.

In November 2019 the Company issued 53.57 % membership interest for $2,076,000 to 16 members.

In July of 2020 the Company redeemed 15 members' 69% membership interest for $2,901,000.

Note Payable:

The Company borrowed from Wendcapital V, LLC. The Companies have common owners; however they are not under common control.

Wendcharles I, LLC
Notes to the Financial Statements
December 26, 2021 and December 27, 2020

Note 8 - Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer up their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant's account. Company contributions for the plan amounted to $303 for 2021 and $288 for 2020.

Note 9 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountant's review report.

Note 10 - CARES Act

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, was signed into law. This allowed for the Company to receive financial aid in the form of a Paycheck Protection Program (PPP) loan from the U.S Small Business Administration. The Company received $676,300 in the form of a PPP loan which was forgiven.